UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No.  001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant’s name into English)

Suite 1750 - 1066 W. Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☐ Form 40-F ☒

SUBMITTED HEREWITH

Exhibits 99.1 AND 99.2, AND 99.5 included with this report are hereby incorporated by reference as exhibits to the registrant’s registration statement on Form F-10 as amended and supplemented, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	New Pacific Metals Corp. Financial Statements for the three and six months ended December 31, 2025
99.2	New Pacific Metals Corp. MD&A for the three and six months ended December 31, 2025
99.3	Form 52-109F2 Certificate of Interim Filings – CEO
99.4	Form 52-109F2 Certificate of Interim Filings – CFO
99.5	Consent of Alex Zhang

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2026	NEW PACIFIC METALS CORP.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary